UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Waitr Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

930752 100

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

Copy to:

Elliott Smith

Winston & Strawn, LLP

200 Park Avenue

New York, New York 10166

(212) 294-6787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 930752 100

1	NAMES OF REPORTING PERSONS Jefferies Financial Group Inc. (f/k/a Leucadia National Corporation), on behalf of itself and its controlled subsidiaries
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,648,501
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,648,501
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,648,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14	TYPE OF REPORTING PERSON CO; HC

(1)	Based on a total of 69,578,740 shares of Common Stock outstanding on March 12, 2019.

This Amendment No. 2 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2017, as amended by Amendment No. 1 filed with the SEC on November 15, 2018 (as amended, the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

The names of JFG’s directors and executive officers (the “Scheduled Persons”) are provided on Schedule I hereto.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving shares of Common Stock of the Issuer.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

Tender of Public Warrants in Exchange Offer

On January 25, 2019, the Issuer announced the commencement of (i) its offer to each holder of its Public Warrants to receive 0.18 shares of Common Stock in exchange for each Public Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the Public Warrants to amend the Warrant Agreement, dated as of May 25, 2016, by and between the Issuer and Continental Stock Transfer & Trust Company, which governs all of the Public Warrants, to permit the Issuer to require that each outstanding Public Warrant be converted into 0.162 shares of Common Stock.

In connection with the Offer and Consent Solicitation, the Reporting Person tendered all Public Warrants held by it. The Offer and Consent Solicitation expired at 11:59 p.m. Eastern Standard time on February 22, 2019. On February 25, 2019, the Issuer accepted for exchange all validly tendered Public Warrants and issued shares of Common Stock in exchange. The Reporting Person tendered 638,561 Public Warrants and received 114,940 shares of Common Stock plus cash in lieu of fractional shares of Common Stock. As a result of the Reporting Person’s participation in the Offer and Consent Solicitation, the Reporting Person does not own and may not be deemed to have any beneficial interest in any Public Warrants.

The Offer and Consent Solicitation were made pursuant to, and the Reporting Person tendered its Public Warrants in accordance with the terms set forth in, a Prospectus/Offer to Exchange and related Letter of Transmittal. Jefferies LLC, a subsidiary of the Reporting Person, acted as dealer manager in connection with the Offer and Consent Solicitation and received a customary fee for its services in such capacity. In addition, affiliates of the Reporting Person acted as financial advisor to the Issuer in connection with its acquisition of BiteSquad.com, LLC and are engaged from time to time by the Issuer to provide it with financial advisory services. This summary of the Offer and Consent Solicitation is qualified in its entirety by reference to the Prospectus/Offer to Exchange and related Letter of Transmittal, each of which is filed as an exhibit hereto and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description

1.	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) to the Issuer’s Amendment No. 2 to Schedule TO, filed with the SEC on February 25, 2019).

2.	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Issuer’s Amendment No. 2 to Schedule TO, filed with the SEC on February 25, 2019).

3.	Power of Attorney of JFG regarding Schedule 13D filings (incorporated by reference to Exhibit 24.1 to the Form 3 filed by JFG with the SEC on May 26, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2019	JEFFERIES FINANCIAL GROUP INC.

	By:	/s/ Elliott M. Smith
Elliott Smith
Attorney-in-fact

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF JFG

The following information is provided for each of the directors and executive officers of JFG:

•	Name,
•	Position,
•	Principal business and address, and
•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
Barry J. Alperin (Director)	(1)	U.S.
MaryAnne Gilmartin (Director)	(1)	U.S.
Jacob M. Katz (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Linda Adamany (Director)	(1)	U.S.
Bob Beyer (Director)	(1)	U.S.
Frank Borges (Director)	(1)	U.S.
Bob Joyal (Director)	(1)	U.S.
Michael O’Kane (Director)	(1)	U.S.
Stuart Reese (Director)	(1)	U.S.
John M. Dalton (Vice President, Controller and Chief Accounting Officer)	(1)	U.S.
Michael J. Sharp (General Counsel, Secretary and Executive Vice President)	(1)	U.S.
Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.
Rocco J. Nittoli (Vice President and Chief Compliance Officer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022